SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549


                                  FORM 12b-25
                           Notification of Late Filing

(Check one):  [ X ] Form 10-KSB;  [   ] Form 20-F;
              [   ] Form 10-QSB;  [   ] Form N-SAR

       For period ended: December 31, 1999

       [  ] Transition Report on Form 10-K and Form 10-KSB
       [  ] Transition Report on Form 20-F
       [  ] Transition Report on Form 11-K
       [  ] Transition Report on Form 10-Q or Form 10-QSB
       [  ] Transition Report on Form N-SAR
       For the transition period ended ___________________

                         SEC File Number 1-15383
                        CUSIP Number 91732M 10 5

Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the item(s) to which the notification relates: _________________________.

                       PART I - REGISTRANT INFORMATION

                              USURF America, Inc.
                          (Full Name of Registrant)

                           ______________________
                         (Form Name, if Applicable)

                           8748 Quarters Lake Road
                        Baton Rouge, Louisiana 70809
                    (Address of Principal Executive Office)

                       PART II - RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12-b25(b), the following should be completed. (Check appropriate box).

[ X ] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[ X ] (b) The subject annual report, semi-annual report, transition report on
            Forms 10-K, 10-KSB, 20-F, 11-K or form N-SAR, or portion thereof will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, 10-QSB or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[   ]  (c)  The accountant's statement or other exhibit required by Rule
            12b25(c) has been attached if applicable.

                             PART III - NARRATIVE

State below in reasonable detail the reasons why the Form 10-K, 10-KSB, 11-K, 20-F, 10-Q, 10-QSB, N-SAR or the transition report portion thereof, could not be filed within the prescribed time period.

The Annual Report on Form 10-KSB could not be filed because the independent auditors of Registrant have not completed the preparation of Registrant's audited financial statements.

                           PART IV - OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification.

        Christopher L. Wiebelt                 (225) 922-7744
               (Name)               (Telephone Number, including area code)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter period that the registrant was required to file such report(s)) been filed? If the answer is no, identify report(s).

     [ X ] Yes  [   ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion
     thereof?

     [ X ] Yes  [   ] No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannon be made.

          Results of operations will change significantly from the last year's period, due the Company's acquisition of CyberHighway, Inc. The Company expects that its revenues for the current period will be approximately $2,600,000 compared to immaterial revenues for the prior year's period. Nevertheless, for the current period, the Company expects that it will report a net loss from operations, due primarily to the issuance of shares of stock in payment of consulting
          services rendered, which occurred during the current period and during Fiscal 1998.

                               USURF AMERICA, INC.
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned thereunto duly authorized.


     Date: March 27, 2000.             By: /s/ Christopher L. Wiebelt
                                            Christopher L. Wiebelt
                                            Chief Financial Officer